

September 13, 2007

By facsimile to (941) 531-4935 and U.S. Mail

Mr. Michael B. Cranfill
Chairman and President
Shimoda Marketing, Inc.
116 West McLeroy Boulevard
Saginaw, TX 76179

Re: Shimoda Marketing, Inc.
        Pre-effective Amendment 5 to Registration Statement on Form SB-2
        Filed August 27, 2007
        File No. 333-132791

Dear Mr. Cranfill:

We reviewed the filing and have the accounting comments below.

Management's Discussion and Analysis of Financial Condition, page 18
Results of Operations for the Period Ended December 31, 2006, page 24

1.   We read that your expenses compared to 2005 were $160,707 more, and your consulting
        income increased by nearly $281,678 from 2005. Please correct or reconcile these
        numbers to your table 6.0 on page 25 and to your historical financial statements.

Results of Operations for the Period Ended December 31, 2005, page 25

2.   We note your response to prior comment 23. It is unclear to us why you continue to
        indicate in the last line of page 25 that your net loss for 2005 was $129,706 and why you
        do not discuss the non-cash officer compensation. As previously requested, please
        ensure that your analysis agrees to your historical cash flow statement on page F-22.

Financial Statements for the Six Months Ended June 30, 2007

General

3.   We note your response to prior comment 27. Please revise the footnotes to your 2005, 2006, and 2007 financial statements to provide the following disclosures regarding Mr. Cranfill's employment:

- The fact that Mr. Cranfill is your sole employee.

- The fact that there is no employment agreement between you and Mr. Cranfill.

- The amount of compensation expense included in your financial statements related to Mr. Cranfill.

- How you determined the amount of compensation expense and your accounting for such compensation, such as whether it was recorded as a capital contribution or whether it was paid in cash.

Note B – Significant Accounting Policies – Use of Estimates, page F-7

4.   Please refer to comment 50 in our June 28, 2006 letter. As previously indicated, when you provide interim financial statements, you are required to disclose in an affirmative statement that your interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Item 310(b) of Regulation S-B, and revise the notes to your interim financial statements accordingly.

Financial Statements for the Year Ended December 31, 2006

Note B – Significant Accounting Policies – Income Taxes, page F-15

5.   We note your response to prior comment 31. However, it continues to appear to us that you have not provided all disclosures required by SFAS 109. For example, you refer to net operating loss carryforwards that can offset future taxable income, but you do not disclose information about a related deferred tax asset and a related valuation allowance. In this regard, your 2007 interim financial statements do not explain why net operating loss carryforwards that were available at December 31, 2006 do not appear to be utilized. You also do not provide effective income tax rate reconciliations. Please refer to paragraphs 43 through 49 of SFAS 109, and revise the notes to your 2005, 2006, and 2007 financial statements accordingly. In addition, please revise your disclosures in

MD&A to disclose and explain your effective income tax rate during each period and to address your excepted effective income tax going forward.

Note I – Rent, page F-17

6.   We note your response to prior comment 32; however, it is unclear to us how you have revised this footnote. As previously indicated, you should either demonstrate how the monthly rent is fair market value or remove your statement that this rent is fair market value from your filing in accordance with paragraph 3 of SFAS 57.

Closing

File an amendment to the SB-2 and in response to the comments. To expedite our review, SMI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SMI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SMI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If SMI requests acceleration of the registration statement's effectiveness, SMI should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SMI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- SMI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that SMI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jennifer K. Thompson, Staff Accountant, at (202) 551-3737 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Ms. Barbara S. Cranfill
       Agent for Service, Shimoda Marketing, Inc.
       5113 Central Avenue
       St. Petersburg, FL 33707

       Diane J. Harrison, Esq.
       6860 Gulfport Boulevard South, No. 162
       South Pasadena, FL 33707